EXHIBIT 28.1
                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                        UNAUDITED FINANCIAL STATEMENTS
                          FOR THE THREE MONTHS ENDED
                           MARCH 31, 1995 AND 1994

                        PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS
         --------------------



a)                CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEET
                                 (Unaudited)

                                (in thousands)



                                                     March 31,   December 31,
                                                        1995          1994
                                                     ----------   -----------
Assets
   Cash and cash equivalents                          $  4,871      $   3,393
   Securities available for sale                          --              195
   Prepaid expenses and other assets                     2,166          1,254
   Investments in limited partners                       2,508          2,508
   Land                                                 10,831         10,831
   Buildings and related personal equipment             93,956         93,660
                                                      --------       --------
                                                       104,787        104,491
   Less accumulated depreciation                       (64,520)       (63,288)
                                                      --------       --------
                                                        40,267         41,203
   Real estate assets of property in-substance
      foreclosed                                        20,774         20,722
   Less accumulated depreciation                        (1,372)        (1,122)
                                                      --------       --------
                                                        19,402         19,600
                                                      --------       --------

                                                     $  69,214      $  68,153
                                                      ========       ========

Liabilities and Partners' Deficit
   Accounts payable and accrued expenses             $   2,854      $   2,038
   Notes and interest payable                            5,721          4,700
   Master loan and interest payable                    246,042        238,486
   Due to affiliates                                       981            969
                                                      --------       --------
                                                       255,598        246,193
Partners' Deficit
   General partners                                     (1,863)        (1,780)
   Limited partners (20 units outstanding)            (184,521)      (176,260)
                                                      --------       --------
                                                      (186,384)      (178,040)
                                                      --------       --------

                                                     $  69,214      $  68,153
                                                      ========       ========

b)                CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (Unaudited)
                       (in thousands, except unit data)

                                                    Three Months Ended
                                                         March 31,
                                                  1995            1994
                                               -----------     ----------
Revenues:
  Rental income                                 $   6,054       $   5,592
  Interest income                                      15               7
                                                 --------        --------
    Total revenues                                  6,069           5,599
                                                 --------        --------
Expenses:
  Property operations                               3,851           3,851
  Depreciation and amortization                     1,577           1,475
  Interest                                          8,807           6,809
  Administrative                                      216             242
                                                 --------        --------
    Total expenses                                 14,451          12,377
                                                 --------        --------

  Loss on disposition                                  (7)            --
  Casualty gain                                        45             --
                                                 --------        --------
    Net loss                                   $   (8,344)      $  (6,778)
                                                 ========        ========

Net loss allocated to general
    partners (1%)                              $      (83)      $     (68)
Net loss allocated to limited
    partners (99%)                                 (8,261)         (6,710)
                                                 --------        --------
                                               $   (8,344)      $  (6,778)
                                                 ========        ========

Net loss per limited partnership unit          $ (413,050)      $(335,500)
                                                 ========        ========



c)                CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                  STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                 (Unaudited)

              For the Three Months Ended March 31, 1995 and 1994
                       (in thousands, except unit data)



                                  Limited
                                Partnership  General    Limited
                                   Units    Partners    Partners     Total
                                ----------- ---------- ----------  ----------

Partners' deficit at
  December 31, 1993                  20   $(1,507)    $(149,178)    $(150,685)

Net loss for the three months
  ended March 31, 1994               --       (68)       (6,710)       (6,778)
                                 ------    ------      --------      --------

Partners' deficit at
  March 31, 1994                     20   $(1,575)    $(155,888)    $(157,463)
                                 ======    ======      ========      ========

Partners' deficit at
  December 31, 1994                  20   $(1,780)    $(176,260)    $(178,040)

Net loss for the three months
  ended March 31, 1995               --       (83)       (8,261)       (8,344)
                                 ------    ------      --------      --------

Partners' deficit at
  March 31, 1995                     20   $(1,863)    $(184,521)    $(186,384)
                                 ======    ======      ========      ========



d)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)
                                   (in thousands)

                                                       Three Months Ended
                                                            March 31,
                                                      1995            1994
                                                    --------        --------

Cash flows from operating activities:
   Net loss                                          $(8,344)       $ (6,778)
   Adjustments to reconcile net loss to net
    cash provided by operating activities:
     Depreciation and amortization                     1,577           1,475
     Loss on disposal of property                          7              --
     Casualty gain                                       (45)             --
     Change in accounts:
       Prepaid expenses and other assets                (935)           (106)
       Accounts payable and accrued expenses             886            (142)
       Interest on master loan                         7,556           6,207
       Due to affiliates                                  --             432
       Note interest payable                           1,158              --
                                                      ------          ------
         Net cash provided by
           operating activities                        1,860           1,088
                                                      ------          ------

Cash flows from investing activities:
   Property improvements and replacements               (441)           (248)
   Proceeds from sale of securities
     available for sale                                  195              --
                                                      ------          ------

         Net cash used in investing activities          (246)           (248)
                                                      ------          ------
Cash flows used in financing activities:
   Payments on notes payable                            (136)           (153)
   Advances on master loan                                --              40
                                                      ------          ------

         Net cash used in financing activities          (136)           (113)
                                                      ------          ------

Net increase in cash and cash equivalents              1,478             727

Cash and cash equivalents at beginning of period       3,393           2,429
                                                      ------          ------

Cash and cash equivalents at end of period           $ 4,871         $ 3,156
                                                      ======          ======
Supplemental disclosure of cash
   flow information:
   Cash paid for interest                            $    92         $   597
                                                      ======          ======



  e)                 CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                           NOTES TO FINANCIAL STATEMENTS
                                    (Unaudited)

  NOTE A - BASIS OF PRESENTATION
  ------------------------------


  The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1995 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1995.

  Certain reclassifications have been made to the 1994 information to conform to the 1995 presentation.

  Consolidation
  -------------

  CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

  The assets and liabilities of March 31, 1995 and December 31, 1994, and operations for the three months ended March 31, 1995 and 1994, of the Carlton House are consolidated in CCEP's financial statements pursuant to accounting guidelines regarding notes receivable in-substance foreclosed.


  Note Receivable In-Substance Foreclosed
  ---------------------------------------

  The note receivable secured by the Carlton House Apartment and Office Building ("Carlton House") was deemed in-substance foreclosed as of September 30, 1993. The Carlton House note receivable is deemed in-substance foreclosed because control of the property effectively rest with an affiliate of CCEP and the debtor is unable to pay debt service according to the note terms. The note receivable in-substance foreclosed is recorded at the estimated fair value of the collateral property. See Note C.

  Investments in Limited Partnerships
  -----------------------------------

  The investments in limited partnerships represent certain general partner interest in seven affiliated limited partnerships that were contributed by EP's general partners to CCEP. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to CCEP or the current estimated fair value of the interests.


NOTE B - RELATED PARTY TRANSACTIONS
- -----------------------------------

Consolidated Capital Equity Partners ("Partnership") paid property management fees equal to 5% of collected gross rental revenues ("Rental Revenues") for property management services in each of the three months ended March 31, 1995 and 1994. For the three months ended March 31, 1994 a portion of such property management fees equal to 4% of Rental Revenues were paid to the property management companies performing day-to-day property management services and the portion equal to 1% of Rental Revenues were paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day property management responsibilities for two of the Partnership's properties under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of the Partnerships' properties. Fees paid to affiliates of Insignia during the three months ended March 31, 1995, and fees paid to Coventry and PSI for the three months ended March 31, 1994, are reflected in the following table.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of CHI. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP's services for CCEP's properties. Advisory fees paid pursuant to this agreement are reflected in the following table.

                                                 For the Three Months Ended
                                                            March 31,
                                                 -------------------------
                                                  1995              1994
                                                --------          -------
                                                      (in thousands)

  Property management fees                        $314              $164
  Investment advisory fees                          64                64

Property management fees increased for the three months ended March 31, 1995 compared to the three months ended March 31, 1994, due to the fact that all but two of the Partnership's investment properties were managed by unaffiliated management companies during the three months ended March 31, 1994. All of the Partnership's investment properties were managed by an affiliate of Insignia during the three months ended March 31, 1995.

The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of Partnership activities. The General Partner and its current and former affiliates which includes Coventry for the three months ended March 31, 1994, received reimbursements as reflected in the following table:

                                               For the Three Months Ended
                                                          March 31,
                                                -------------------------
                                                  1995              1994
                                                --------          -------
                                                      (in thousands)

  Reimbursement for services of affiliates        $126              $ 68



Reimbursements for services of affiliates increased during the three months ended March 31, 1995 compared to the three months ended March 31, 1994 due to increased expense reimbursements related to the combined efforts of the Dallas and Greenville offices during the transition period for the three months ended March 31, 1995. These increased costs related to the transition efforts were incurred to minimize any disruption in the year-end reporting function including the financial reporting and K-1 preparation and distribution. The General Partner expects overall administrative expenses to be reduced after the second quarter of 1995 once the transition efforts are completed.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the New Master Loan Agreement, which is described more fully in the 1993 Annual Report. Such interest payments totaled $0 and $474,000 in the three months ended March 31, 1995 and 1994, respectively. CCEP received advances under the New Master Loan Agreement totaling $40,000 in the three months ended March 31, 1994. No advances under the new Master Loan Agreement were made during the three months ended March 31, 1995.


NOTE C - NOTE RECEIVABLE DEEMED IN-SUBSTANCE FORECLOSED
- -------------------------------------------------------

CCEP holds a note receivable (the "Carlton House Note") which is secured by a deed of trust on the Carlton House Apartment and Office Building ("Carlton House") with a scheduled maturity in 1995. According to the note terms, interest accrues at 10% and compounds monthly on principal plus accrued but
unpaid interest.  The note receivable has been in default since 1991.   As
described more fully below the required debt service payments were reduced to only the amount of net cash flow from the Carlton House. In 1995 and 1994 no interest income was recognized as no cash related to the note receivable was received by CCEP.

The Carlton House was originally owned by CCEP. In 1984, CCEP sold the Carlton House and received back a $28 million purchase money note secured by a first lien on the property. CCEP assigned this purchase money note to CCIP as additional collateral for the Master Loan. In 1986, the buyer defaulted on this purchase money note and filed for bankruptcy when CCEP attempted to foreclose on the Carlton House. Pursuant to a reorganization plan, a successor (New Carlton House Partners, "NCHP") to the buyer executed a new promissory note in the amount of $31.5 million (the Carlton House Note).


In early 1991, NCHP defaulted on the Carlton House Note. Since default, CCEP and NCHP have negotiated a restructuring of the Carlton House Note. During the negotiating process, the owner made interim payments of $150,000 per month. In 1992, CCEP and NCHP entered into a Restructure Agreement (herein so called). Pursuant to the Restructure Agreement, 1801 Tower, Inc., an affiliate of CCEP and CCIP was substituted as the new general partner of NCHP in February 1993. The Restructure Agreement provides that payments to CCEP under the Carlton House Note will be in an amount equal to the property's net cash flow and included CCEP's agreement not to foreclose on the property until April 1995, provided that NCHP remains in compliance with the Restructure Agreement and various other conditions are satisfied.


  Prior to the Restructure Agreement, limited information was provided by the borrower. Information obtained subsequent to execution of the Restructure Agreement indicate that the property's deferred maintenance is significantly higher than the borrower's estimate of $5 million. The substantial amount of deferred maintenance which was, in some cases, endangering the continued operations of the property, and the value of the property which collateralized the Carlton House Note, is currently being addressed.

  In September 1993, a wholly-owned subsidiary of CCIP purchased the $20.4 million second lien mortgage note secured by the Carlton House from an unaffiliated third party. This mortgage note, which is subordinate to CCEP's Master Loan debt secured by Carlton House, remains the obligation of NCHP. As a result of the facts that (1) NCHP has no equity in the Carlton House, considering the current fair value of the Carlton House; (2) proceeds for repayment of the Carlton House Note can be expected to come only from the operations or sale of the Carlton House' and (3) NCHP effectively abandoned control of the Carlton House to CCEP when 1801 Tower, Inc. gained the general partner interest in NCHP in 1993, CCEP has deemed the Carlton House Note in-substance foreclosed as of December 31, 1993. Accordingly, the net note receivable secured by Carlton House is presented at "Note Receivable in-substance foreclosed" in accompanying financial statements.

  Summarized below are the assets, liabilities, equity and the results of operations of the Carlton House that are included in CCEP's financial statements for the three months ended March 31, 1995 and 1994, prepared on the same basis as CCEP's financial statements. Any intercompany balance between CCEP and the Carlton House have been implemented in CCEP's consolidated financial statements and the summarized financial statements set forth below:
                                               March 31,December 31,
                                                  1995       1994
                                               ---------------------
  ASSETS
  ------
  Cash and cash equivalents                    $ 1,633   $   1,519
  Securities available for sale                     --         195
  Prepaid expenses and other assets                602         103

  Real estate:
     Land                                        3,805       3,805
     Buildings and improvements                 16,969      16,917
                                               -------    --------

                                                20,774      20,722
  Less accumulated depreciation                 (1,372)     (1,122)
                                               -------    --------
                                                19,402      19,600
                                               -------    --------

    Total assets                              $ 21,637  $   21,417
                                               =======    ========


                                               March 31, December 31,
                                                  1995       1994
                                               ---------------------

  LIABILITIES AND PARTNERS' DEFICIT
  ---------------------------------

  Notes and interest payable                   $ 1,156   $      16
  Due to affiliates                                763         763
  Other liabilities                                808         467
                                               -------    --------

     Total liabilities                           2,727       1,246
                                               -------    --------

  Partners' equity                              18,910      20,171
                                               -------    --------

     Total liabilities and partners' equity    $21,637   $  21,417
                                               =======    ========



                                            For the Three Months Ended
                                                    March 31,
                                             -------------------------

                                                 1995       1994
                                               --------   --------
  Revenues:
     Rental revenue                            $  1,369   $  1,122
     Interest income                                  9         --
                                                -------    -------

      Total revenue                               1,378      1,122

  Expenses:
     Property operations                         1,248       1,073
     Depreciation and amortization                 250         202
     Interest                                    1,141           4
     Administrative                                 --          78
                                               -------     -------

       Total expenses                            2,639       1,357
                                               -------     -------

       Net loss                                $(1,261)   $   (235)
                                                ======     =======

  NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE
  -------------------------------------------------


  The Master Loan and accrued interest payable balances at March 31, 1995 and December 31, 1994 are $246 million and $238.5 million, respectively.

  Terms of New Master Loan Agreement
  ----------------------------------

  Under the terms of the New Master Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Delator for the Gross national Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three month periods ended March 31, 1995 and 1994 was 12.5%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the New Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the New Master Loan Agreement. The New Master Loan Agreement matures in November 2000.

  Effective January 1, 1993, CCEP and CCIP amended the New Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP to CCEP. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP by the amount of CCEP's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan for CCEP.

  In February 1994, CCEP advanced approximately $589,000 to New Carlton House Partners, as an advance on the Carlton House Note, to pay Carlton House's 1994 property taxes. In February 1994, the Partnership advanced $40,000 to CCEP as an advance on the Master Loan. CCEP then advanced $40,000 to NCHP as an advance on the Carlton House Note to pay the remaining balance of 1993 property taxes. The notes payable are all nonrecourse, collateralized by deeds of trust on the real property. The notes payable bear interest at rates ranging from 8.0% to 10.5% per annum and mature between 1998 and 2007.